Joe Allen · 3rd

Co-Founder at Splitsy

Kansas City Metropolitan Area · 16 connections · **Contact info**

 **Splitsy**

 **University of Missou Kansas City**

Experience



Co-Founder

Splitsy

Oct 2019 – Present · 1 yr 4 mos



Server

Shadow Glen Golf Club · Part-time

Sep 2017 – Present · 3 yrs 5 mos

Olathe, Kansas



Planning Intern

City of Olathe

Feb 2020 – Mar 2020 · 2 mos

Education



University of Missouri-Kansas City

Bachelor of Arts - BA, Urban Planning & Design

2017 – 2021

 **Oakville Sr. High School**

Skills & endorsements

ArcGIS Products

Adobe Creative Suite

SketchUp

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Interests

 **Splitsy**
30 followers

 **Oakville Sr. High School**
314 followers

 **Shadow Glen Golf Club**
967 followers

 **LinkedIn Guide to Networking**
16,050,119 followers